Exhibit 99.1

Nasus Pharma Announces Initiation of Phase 2 Clinical Study of NS002 with First Participant Dosed

The Phase 2 study is designed to address regulatory approval considerations by comparing bioavailability and pharmacokinetics of NS002 against EpiPen

Previous clinical study demonstrated NS002 can achieve faster and higher absorption of epinephrine compared to an autoinjector

Dosing of the first participant in the Phase 2 study in Canada reflects the successful initiation of the Company’s needle-free epinephrine delivery program for anaphylaxis treatment

Interim results are expected in the first quarter of 2026

TEL AVIV, Israel, November 18, 2025 -- Nasus Pharma Ltd. (NYSE: NSRX) (“Nasus Pharma” or the “Company”), a clinical-stage pharmaceutical company focused on the development of innovative intranasal products to treat emergency medical conditions, today announced the successful initiation of the Company’s Phase 2 clinical study with dosing of the first participant in Canada. The trial aims to evaluate NS002, the Company’s investigational intranasal epinephrine powder formulation, compared to EpiPen for the treatment of anaphylaxis. NS002 could potentially offer patients a needle-free alternative to traditional epinephrine autoinjectors.

The Phase 2 study is an open-label, fixed-sequence trial designed to evaluate the pharmacokinetic parameters and hemodynamic responses of NS002 compared to EpiPen in 50 healthy adults with a history of allergic rhinitis. Interim results from this trial are expected in the first quarter of 2026.

“The dosing of the first participant in our Phase 2 study marks a significant milestone for our NS002 program and for patients with severe allergies who need more user-friendly treatment options to manage life-threatening anaphylaxis,” said Dan Teleman, Chief Executive Officer of Nasus Pharma. “We are moving forward at full speed, executing the NS002 development program as planned, and positioning the Company for its next stage of growth. For millions suffering from severe allergies, the fear of needles and the inconvenience of carrying cumbersome autoinjectors leads to poor compliance and potentially life-threatening outcomes in anaphylaxis management.”

About Nasus Pharma

Nasus Pharma is a clinical-stage pharmaceutical company developing a number of intranasal powder products addressing acute medical conditions in the community. NS002, Nasus’s intranasal powder Epinephrine product candidate is being developed as a needle-free alternative to Epinephrine autoinjectors for patients with anaphylaxis. Intranasal administration is most suitable for those situations in which rapid drug delivery is required and offers needle free, easy to use alternatives. Nasus proprietary powder-based intranasal (“PBI”) technology is designed for rapid and reliable drug delivery, leveraging the nasal cavity’s rich vascular network for quick absorption. The PBI formulation uses uniform spherical powder particles for broad dispersion and potentially faster, higher absorption compared to liquid-based nasal products. For further information about the Company, please visit www.nasuspharma.com or follow on Twitter (X) or Linkedin.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including, among other things: statements regarding the initiation, progress, and potential outcomes of the Company’s Phase 2 clinical trial of NS002; the expected timing of interim results; the potential for NS002 to improve treatment accessibility and compliance compared to traditional autoinjectors and EpiPen; the ability of our proprietary powder-based intranasal technology to deliver epinephrine safely and effectively; the Company’s expectations for continued advancement of the NS002 development program as planned and its anticipated positioning for the next stage of corporate growth, and the advancement of NS002 as a needle-free alternative for the treatment of anaphylaxis. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s prospectus filed with the U.S. Securities and Exchange Commission dated August 12, 2025. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Company Contact

Nasus Pharma Ltd.

info@nasuspharma.com

Investor Contact

Arx Investor Relations

North American Equities Desk

nasus@arxhq.com